UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2009

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I. First Quarter and Full Year 2009 Forecast and Benchmark Commodity Pricing

(a) First Quarter and Full Year 2009 Forecast

      The forecast items for the first quarter and full year 2009 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

      Estimates are provided in the attached table, which is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

(b) Benchmark Commodity Pricing

      EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

      EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

II. Forward-Looking Statements

      This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, budgets, reserve information, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production or generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that these expectations will be achieved or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for natural gas, crude oil and related commodities;
- changes in demand for natural gas, crude oil and related commodities, including ammonia and methanol;

- the extent to which EOG is successful in its efforts to discover, develop, market and produce reserves and to acquire natural gas and crude oil properties;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling and advanced completion technologies;
- the extent to which EOG is successful in its efforts to economically develop its acreage in the Barnett Shale, the Bakken Formation, its Horn River Basin and Haynesville plays and its other exploration and development areas;
- EOG's ability to achieve anticipated production levels from existing and future natural gas and crude oil development projects, given the risks and uncertainties inherent in drilling, completing and operating natural gas and crude oil wells and the potential for interruptions of production, whether involuntary or intentional as a result of market or other conditions;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights of way;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- EOG's ability to obtain access to surface locations for drilling and production facilities;
- the extent to which EOG's third party-operated natural gas and crude oil properties are operated successfully and economically;
- EOG's ability to effectively integrate acquired natural gas and crude oil properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- weather, including its impact on natural gas and crude oil demand, and weather-related delays in drilling and in the installation and operation of gathering and production facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- the use of competing energy sources and the development of alternative energy sources;
- political developments around the world, including in the areas in which EOG operates;
- changes in government policies, legislation and regulations, including environmental regulations;
- the extent to which EOG incurs uninsured losses and liabilities;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors", on pages 13 through 16 of EOG's Annual Report on Form 10-K for the year ended December 31, 2007, and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions
$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Table of Estimated Ranges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: February 4, 2009   By: /s/ TIMOTHY K. DRIGGERS

Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Table of Estimated Ranges.

EXHIBIT 99.1

Estimated Ranges
(See text for additional information)

	1Q 2009			Full Year 2009		
Daily Production						
Natural Gas (MMcfd)						
United States	1,152	-	1,202	1,115	-	1,180
Canada	210	-	220	205	-	235
Trinidad	218	-	258	230	-	260
Other International	12	-	17	11	-	15
Total	1,592	-	1,697	1,561	-	1,690
Crude Oil and Condensate (MBbld)						
United States	33.9	-	36.3	40.0	-	46.0
Canada	2.5	-	3.5	3.5	-	4.5
Trinidad	2.6	-	3.2	2.5	-	3.5
Total	39.0	-	43.0	46.0	-	54.0
Natural Gas Liquids (MBbld)						
United States	15.0	-	19.0	18.0	-	20.0
Canada	0.8	-	1.0	0.8	-	1.0
Total	15.8	-	20.0	18.8	-	21.0
Natural Gas Equivalent Volumes (MMcfed)						
United States	1,445	-	1,534	1,463	-	1,576
Canada	230	-	247	231	-	268
Trinidad	234	-	277	245	-	281
Other International	12	-	17	11	-	15
Total	1,921	-	2,075	1,950	-	2,140
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$ 0.75	- $	0.79	$ 0.75	- $	0.80
Transportation Costs	$ 0.33	- $	0.38	$ 0.34	- $	0.40
Depreciation, Depletion and Amortization	$ 1.92	- $	1.98	$ 1.94	- $	2.01
Expenses ($MM)						
Exploration, Dry Hole and Impairment	$ 110.0	- $	120.0	$ 440.0	- $	480.0
General and Administrative	$ 60.0	$	66.0	$ 235.0	$	260.0
Gathering and Processing	$ 9.0	- $	13.0	$ 39.0	- $	46.0
Capitalized Interest	$ 10.0	- $	14.0	$ 49.0	- $	53.0
Net Interest	$ 18.0	- $	22.0	$ 75.0	- $	84.0
Taxes Other Than Income (% of Revenue)	5.5%	-	8.0%	5.5%	-	8.0%
Income Taxes						
Effective Rate	35%	-	45%	35%	-	45%
Deferred Ratio			<10%			<10%
Capital Expenditures ($MM) - FY 2009:						
- Exploration and Development, excluding Acquisitions				Approximately	$	2,850
- Gathering, Processing and Other				Approximately	$	250
Pricing - Refer to *I.(b) Benchmark Commodity Pricing* in text						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$ 0.55	- $	0.75	$ 0.55	- $	0.70
Canada - below NYMEX Henry Hub	$ 0.20	- $	0.40	$ 0.42	- $	0.60
Realizations						
Trinidad	$ 1.00	- $	1.45	$ 1.35	- $	1.55
Other International	$ 5.85	- $	7.85	$ 5.50	- $	6.25
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - below WTI	$ 8.00	- $	12.00	$ 8.25	- $	9.50
Canada - below WTI	$ 5.50	- $	7.50	$ 4.65	- $	6.50
Trinidad - below WTI	$ 8.50	- $	12.50	$ 8.50	- $	12.50